May 7, 2024

Via EDGAR Submission

Ms. Aamira Chaudhry

Mr. Doug Jones

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xponential Fitness, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-40638

Dear Ms. Chaudhry and Mr. Jones:

Xponential Fitness, Inc., a Delaware corporation (the “Company”), submits to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) this response to the comments contained in the Staff’s letter, dated April 23, 2024 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023 (the “Form 10-K”) (File No. 001-40638).

As was disclosed in its December 11, 2023 Form 8-K, the Company was contacted by the Commission with a request that the Company provide it with certain documents. This Form 8-K disclosure was provided in relation to press inquiries concerning a short seller report. The request for documents was issued by other Commission personnel.

We understand that you have now spoken with the relevant personnel concerning the subject matter of their inquiry. Because the focus of the inquiry and the Staff’s comment letter is overlapping, we believe it is most efficient and appropriate to respond to these duplicative requests in the pre-existing inquiry, and respectfully refer the Staff to the materials provided there.

The Company intends to continue its full cooperation with the SEC in this matter.

Sincerely,

/s/ Rick Zakhar

Vice President of Legal Affairs – Corporate & Securities

cc: John Meloun, Xponential Fitness, Inc.